UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT of 1934
For the month of, March 2019

Pan American Silver Corp.
(Exact name of registrant as specified in its charter)

1500-625 HOWE STREET
VANCOUVER, BC CANADA V6C 2T6
(Address of principal executive offices)
000-13727
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp.
(Registrant)

Date: March 4, 2019	By:	/s/ Delaney Fisher
Delaney Fisher
Vice President, Legal Affairs and Corporate Secretary

EXHIBIT LIST

Exhibit	Description

99.1	Material Change Report, dated March 4, 2019

Exhibit 99.1 is incorporated by reference into the Registrant’s Registration Statement on Form F-10 (File No. 333-212468) and Registration Statements on Form S-8 (File Nos. 333-180494, 333-180495, 333-206162 and 333-229795).